Exhibit 99.1

NICE inContact Wins 2018 Contact Center Technology Award
from CUSTOMER Magazine

NICE inContact CXone recognized for innovating customer service technology and improving the customer experience

Salt Lake City, November 1, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that TMC, a global, integrated media company, has named NICE inContact CXone, the world’s #1 cloud customer experience platform, as a 2018 Contact Center Technology Award winner, presented by CUSTOMER magazine. CXone was recognized for innovating customer service technology and improving the customer experience.

NICE inContact CXone helps organizations of all sizes across the globe transform customer experience gains into revenue growth by better attracting, engaging and retaining customers. CXone powers exceptional experiences for customers and employees by unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation.

“Congratulations to NICE inContact for being awarded a 2018 CUSTOMER Magazine Contact Center Technology Award. CXone has been selected for demonstrating innovation, quality and unique features which have had a positive impact on the customer experience,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize their achievement.”

 CXone is a complete offering that allows customers to reliably move to the cloud via proven, enterprise class software. The added advantage of agility ensures customers can adapt, enhance or change the capacity of resources when required. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability, with 99.99 percent uptime guaranteed, and carrier-grade connectivity with guaranteed voice quality.

“The modern customer experience economy is a complex ecosystem of conversations and engagements that take place over a diverse range of channels,” said Paul Jarman, CEO of NICE inContact. “To win market and wallet share, businesses must consistently deliver personalized, quick and convenient interactions on a global scale. CXone empowers agents to provide seamless, contextual omnichannel customer experiences, and winning the 2018 Contact Center Technology Award further demonstrates its unmatched power in elevating the contact center as the ultimate brand advocate.”

The continued recognition by industry groups, independent publications and analysts of NICE inContact CXone represents the global shift in customer experience by businesses today. Named a leader for Cloud Contact Centers by Forrester Research, with the highest possible score in the market presence category, and placed in the leader quadrant  in the 2018 Gartner Workforce Engagement Management (WEM) Magic Quadrant, CXone is routinely spotlighted for its comprehensive support at every stage of the customer experience journey. The digital era rewards companies that put the customer first and punishes those who are unable to meet growing expectations – NICE inContact CXone enables businesses to put their best foot forward in creating memorable, exceptional customer experiences.

This 13th-annual Contact Center Technology Award, presented by CUSTOMER magazine, honors vendors and technologies that have embraced technology as a key tool for customer service excellence. This award distinguishes their success as innovators, thought leaders, and market movers in the contact center and customer care industries.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Forrester, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.